NEWS RELEASE                                                    [ LOGO ]Celanese

                                                          CELANESE CHEMICALS
                                                          1601 West LBJ Freeway
                                                          P.O. Box 819005
                                                          Dallas, TX, 75234, USA

--------------------------------------------------------------------------------

MEDIA CONTACT:
Vance Meyer
Tel: +1-972-443-4847
Vance.Meyer@Celanese.com

CELANESE CHEMICALS AND MILLENNIUM CHEMICALS REACH
OUT-OF-COURT SETTLEMENT OF PATENT INFRINGEMENT LAWSUIT

      DALLAS, TEXAS, AUGUST 6, 2002 - Celanese Chemicals, a business of Celanese

AG (FSE:CZZ; NYSE:CZ), and Millennium Chemicals (NYSE: MCH) ("Millennium") today announced that the parties reached an out-of-court settlement of the patent infringement lawsuit filed by Celanese Chemicals in September, 1999. In the lawsuit, Celanese alleged that Millennium's acetic acid manufacturing process at its La Porte, Texas plant infringed on Celanese's U.S. Patent No. 5,144,068 which Millennium denied.

      Terms of the settlement were not disclosed.

ABOUT CELANESE CHEMICALS AND CELANESE AG

      CELANESE CHEMICALS, COMPRISING THE ACETYL PRODUCTS AND CHEMICAL INTERMEDIATES BUSINESS SEGMENTS OF CELANESE AG, IS A WORLD LEADER IN THE PRODUCTION OF BASIC CHEMICALS WITH SALES OF APPROXIMATELY (EURO) 3 BILLION IN 2001. HEADQUARTERED IN DALLAS, TEXAS, CELANESE CHEMICALS EMPLOYS 5,300 PEOPLE WORLDWIDE AND OPERATES 16 PRODUCTION FACILITIES AND 2 RESEARCH CENTERS IN THE UNITED STATES, GERMANY, CANADA, MEXICO, SINGAPORE, SPAIN AND SAUDI ARABIA. FOR FURTHER INFORMATION, PLEASE VISIT OUR WEBSITE AT WWW.CELANESECHEMICALS.COM.

      CELANESE AG IS A GLOBAL CHEMICALS COMPANY WITH LEADING POSITIONS IN ITS KEY PRODUCTS AND WORLD CLASS PROCESS TECHNOLOGY. THE CELANESE PORTFOLIO CONSISTS OF FIVE MAIN BUSINESSES: ACETYL PRODUCTS, INTERMEDIATES, ACETATE PRODUCTS, TECHNICAL POLYMERS TICONA AND PERFORMANCE PRODUCTS. THE PERFORMANCE PRODUCTS BUSINESS CONSISTS OF ORIENTED POLYPROPYLENE FILMS (OPP), SWEETENERS AND FOOD INGREDIENTS. CELANESE AG GENERATED SALES OF AROUND (EURO) 5.1 BILLION IN 2001 AND HAS ABOUT 11,800 EMPLOYEES. THE COMPANY HAS 30 PRODUCTION PLANTS AND FIVE RESEARCH CENTERS IN 11 COUNTRIES MAINLY IN NORTH AMERICA, EUROPE AND ASIA. CELANESE AG SHARES ARE LISTED ON THE FRANKFURT STOCK EXCHANGE (SYMBOL CZZ) AND ON THE NEW YORK STOCK EXCHANGE (SYMBOL CZ). FOR FURTHER INFORMATION PLEASE VISIT OUR WEBSITE, WWW.CELANESE.COM.

                                     # # #